 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)*

ITEX CORPORATION

--------------------------------

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

---------------------------------------

(Title of Class of Securities)

465647204

---------

(CUSIP Number)

David Polonitza

2550 Nelsonville Road

Boston, KY 40107

(502) 460-3141

----------------------------------------

(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)

July 19, 2010

----------------

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued of following pages)

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1.       Name of Reporting Person

         David and Rebecka Polonitza, Jt. Ten.

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                            Source of Funds

   PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               127,635

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          127,635

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         127,635

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         3.53%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Rahul Pagidipati

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                            Source of Funds

   PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               3,000

Beneficially            (8)     Shared Voting Power             139,439

Owned by Each           (9)     Sole Dispositive Power          3,000

Reporting Person        (10)    Shared Dispositive Power        139,439

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         142,439

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         3.95%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Pagidipati Family Limited Partnership

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                           Source of Funds

   WC, OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             139,439

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        139,439

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         139,439

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         3.86%

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14.      Type of Reporting Person               PN

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1.       Name of Reporting Person

         Drs. Devaiah and Rudrama Pagidipati, Jt. Ten.

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                            Source of Funds

   PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               11,800

Beneficially            (8)     Shared Voting Power             139,439

Owned by Each           (9)     Sole Dispositive Power          11,800

Reporting Person        (10)    Shared Dispositive Power        139,439

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         151,239

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         4.19%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Kirk Anderson

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.       S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.                            Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               71,395

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          71,395

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         71,395

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         1.98%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Paul Kim

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               6,000

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          6,000

Reporting Person        (10)     Shared Dispositive Power       0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         6,000

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

0.16%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Richard and Greta Polonitza Jt. Ten.

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               8,152

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          8,152

Reporting Person        (10)     Shared Dispositive Power       0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         8,152

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

0.22%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         MPIC Fund I, LP

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Delaware

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             80,000

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        80,000

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         80,000

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

2.21%

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14.      Type of Reporting Person               PN

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1.       Name of Reporting Person

         MPIC Canadian Limited Partnership

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Vancouver, British Columbia, Canada

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             14,380

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        14,380

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,380

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

0.39%

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14.      Type of Reporting Person               PN

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1.       Name of Reporting Person

         Corner Market Capital U.S., Inc.

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Delaware

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             80,000

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        80,000

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         80,000

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

2.21%

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14.      Type of Reporting Person               CO

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1.       Name of Reporting Person

         Corner Market Management Inc.

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                             S.E.C. Use Only

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4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Vancouver, British Columbia, Canada

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             14,380

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        14,380

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,380

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

0.39%

-----------------------------------------------------------------------

14.      Type of Reporting Person               CO

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1.       Name of Reporting Person

         Corner Market Capital Corporation

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                             S.E.C. Use Only

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4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Vancouver, British Columbia, Canada

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             94,380

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        94,380

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         94,380

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

2.61%

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14.      Type of Reporting Person               CO

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1.       Name of Reporting Person

         Alnesh Mohan

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Canada

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             94,380

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        94,380

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         94,380

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

2.61%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Sanjeev Parsad

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   Canada

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             94,380

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        94,380

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         94,380

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         2.61%

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14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

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1.       Name of Reporting Person

         G. Andrew Cooke

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------

3.                            S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               11,460

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          11,460

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         11,460

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         0.31%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

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AMENDMENT NO. 5 TO SCHEDULE 13D

The following constitutes Amendment No. 5 ("Amendment No. 5") to the

Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

David Polonitza, Rebecka Polonitza, Richard Polonitza, Greta Polonitza, Paul Kim, and Kirk Anderson each acquired his or her Common Stock currently held with personal funds either through a personal account or an IRA. None of the securities have now or ever been pledged for any loans nor used for other margin purposes. The aggregate total cost for these Shares that these individuals may be deemed to beneficially own is approximately $738,654.

The aggregate purchase price of the shares owned directly by the Rahul Pagidipati is approximately $9,751.  The shares owned directly by the Rahul Pagidipati were acquired with Rahul Pagidipati’s personal funds.

The aggregate purchase price of the shares owned directly by the Pagidipati Family Limited Partnership is approximately $430,794.  The shares owned directly by the Pagidipati Family, LP were acquired with the working capital of the Pagidipati Family, LP.

The aggregate purchase price of the shares owned directly by the Dr. Devaiah and Dr. Rudrama Pagidipati Joint Tenants is approximately $42,654.  The shares owned directly by the Drs. Devaiah and Rudrama Pagidipati were acquired with Drs. Devaiah and Rudrama Pagidipati’s personal funds.

The aggregate purchase price of the shares owned directly by the MPIC Fund I is approximately $269,131.  The shares owned directly by the MPIC Fund I were acquired with the working capital of MPIC Fund I.

The aggregate purchase price of the shares owned directly by the MPIC Canadian LP is approximately $52,852.  The shares owned directly by the MPIC Canadian LP were acquired with the working capital of MPIC Canadian LP.

The aggregate purchase price of the shares owned directly by G. Andrew Cooke is approximately $37,418.  The shares owned directly by G. Andrew Cooke were acquired with G. Andrew Cooke’s personal funds.

Item 4 is hereby amended and restated to read as follows:

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 19, 2010, the David Polonitza released a letter to shareholders of the Issuer, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 5 is hereby amended and restated to read as follows:

Item 5. Interest in Securities of the Issuer.

(a)-(b). As of July 19, 2010, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

David and Rebecka Polonitza	127635	127635	0	3.53%
Rahul Pagidipati	3000	3000	139439	0.08%
Pagidipati Family, LP	139439	0	139439	3.86%
Devaiah and Rudrama Pagidipati	11800	11800	139439	0.32%
Kirk Anderson	71395	71395	0	1.98%
Paul Kim	6000	6000	0	0.16%
Richard and Greta Polonitza	8152	8152	0	0.22%
MPIC Fund I, LP	80000	0	80000	2.22%
MPIC Canadian LP	14380	0	14380	0.39%
G.Andrew Cooke	11460	11460	0	0.31%
Total	473261	239442	233819	13.12%

*Based on 3,605,583 shares of Common Stock, Par Value $0.01 per share, outstanding pursuant to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on June 9, 2010, for the quarter ended April 30, 2010.

c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All transactions were made in the open market.

Transactions in Common Stock Within the Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
Drs. Devaiah and Rudrama Pagidipati	5/3/2010	3000	Buy	4.35
Pagidipati Family Limited Partnership	6/9/2010	2000	Buy	4.50
David and Rebecka Polonitza	6/17/2010	215	Buy	4.60
David and Rebecka Polonitza	6/30/2010	350	Buy	4.40
Kirk Anderson	6/30/2010	375	Buy	4.40

Item 7 is hereby amended and restated to read as follows:

Item 7.  Material to be Filed as Exhibits.

99.1   An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

99.2   Letter from David Polonitza to the Shareholders of the ITEX Corporation, dated July, 19 2010 (filed herewith as Exhibit 99.2)

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2010                 By: /s/ David Polonitza

                                    -------------------------------

                                    Name:   David Polonitza

                                    By: /s/ Rebecka Polonitza

                                    -------------------------------

                                    Name:   Rebecka Polonitza

                                    By: /s/ Richard Polonitza

                                    -------------------------------

                                    Name:   Richard Polonitza

                                    By: /s/ Greta Polonitza

                                    -------------------------------

                                    Name:   Greta Polonitza

                                    By: /s/ Kirk Anderson

                                    -------------------------------

                                    Name:   Kirk Anderson

By: /s/ Paul Kim

                                    -------------------------------

                                    Name:   Paul Kim

                                     By: /s/ Rahul Pagidipati

                                    -------------------------------

                                    Name:   Rahul Pagidipati

PAGIDIPATI FAMILY, LP

By: /s/ Rahul Pagidipati

                                    -------------------------------

                                    Name:   Rahul Pagidipati, Partner

                                    By: /s/ Devaiah Pagidipati

                                    -------------------------------

                                    Name:   Dr. Devaiah Pagidipati

                                    By: /s/ Rudrama Pagidipati

                                    -------------------------------

                                    Name:   Dr. Rudrama Pagidipati

                                    MPIC FUND I, LP

By: Corner Market Capital U.S., Inc

    General Partner

By: /s/ Alnesh Mohan

                                    -------------------------------

                                    Name:   Alnesh Mohan, CEO

CORNER MARKET CAPITAL U.S., INC.

By: /s/ Alnesh Mohan

                                    -------------------------------

                                    Name:   Alnesh Mohan, CEO

                                    MPIC CANADIAN LIMITED PARTNERSHIP

By: Corner Market Management, Inc.

    General Partner

By: /s/ Alnesh Mohan

                                    -------------------------------

                                    Name:   Alnesh Mohan, CEO

                                    CORNER MARKET MANAGEMENT, INC.

By: /s/ Alnesh Mohan

                                    -------------------------------

                                    Name:   Alnesh Mohan, CEO

CORNER MARKET CAPITAL CORPORATION

By: /s/ Alnesh Mohan

                                    -------------------------------

                                    Name:   Alnesh Mohan, CEO

                                    /s/ Alnesh Mohan

                                    -------------------------------

                                    ALNESH MOHAN

/s/ Sanjeev Parsad

                                    -------------------------------

                                    SANJEEV PARSAD

/s/ G. Andrew Cooke

                                    -------------------------------

                                    G. ANDREW COOKE